LIETUVOS TELEKOMAS

03 OCT 22 AM 7:21

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS"
Code 2121543 Savanorių pr. 28, LT-2600 Vilnius, (Lithuania) Lietuva Tel. +370 46 48 15 11 Fax +370 5 212 66 65
VAT code 212154314 Register of Enterprises of the Republic of Lithuania, the Registrar - State Land Cadastre and Register (V. Kudirkos g. 18, LT-2600 Vilnius)

US Securities and Exchange Commission Division
of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street NW
Washington DC 20549

08-10-2003 No. 28

Fax. (202) 942 95 25

03032651

SUPPL

No. of pages: 1+2

Re: **<u>AB Lietuvos Telekomas (File No. 82-5086)</u>**
<u>Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934</u>

<u>Material Event</u>

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the National Stock Exchange of Lithuania ("NSEL"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Announcement of Material Event
2. Press Release "Appointment of Chief Marketing and Sales Officer of AB Lietuvos Telekomas"

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 650 82 123, fax. +370 5 231 38 60.

Very truly yours,

Darius Džiaugys
Senior Specialist Investor Relations

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

10/28

<u>Encl.:</u> 1. Announcement (1 page)
2. Press Release (1 page)

File No. 82-5086

LIETUVOS TELEKOMAS

Announcement of Material Event

1. AB Lietuvos Telekomas, company's code in register: 2121543, Savanoriu ave. 28,
(type of the Issuer, company's name, register code, address)
2600 Vilnius, Republic of Lithuania

2. Lithuanian Securities Commission, National Stock Exchange of Lithuania,
(indicate the institutions to whom this announcement has been or is to be presented)
Lietuvos Rytas daily, Baltic News Service

3. On 7 October 2003, the Board of AB Lietuvos Telekomas appointed Mr Stefan Albertsson
(description of the material event and the date of material event)
to the position of the Company's Chief Marketing and Sales Officer
from 3 November 2003.

4. Announcement is not considered confidential
(if the announcement is considered confidential, the reason and expire date of confidentiality are to be indicated)

5. Egle Gudelyte-Harvey, Director of Legal Division
(name, surname and office phone numbers of person authorised by the Issuer to provide additional information about
tel. + 370 5 236 72 92
material event)

6. General Manager Kjell-Ove Blom .... 8 October 2003
(name, surname and signature of the Head of the Issuer's Administration (name, surname and signature of the person authorised by the Head of the Issuer's Administration in writing, is case the authorised person is institutions, the name, surname and signature of the Head of institutions' Administration); date of signing)

LIETUVOS RESPUBLIKA AKCINĖ BENDROVĖ LIETUVOS TELEKOMAS VILNIUS

File No. 82-5086

LIETUVOS TELEKOMAS

PRESS RELEASE
08-10-2003

Appointment of Chief Marketing and Sales Officer of AB Lietuvos Telekomas

The Board of AB Lietuvos Telekomas has made a decision to appoint Stefan Albertsson as Company's Chief Officer Marketing and Sales.

The Board established this position in June 2003 during reorganisation of the Company's management structure. Chief Officer Marketing and Sales will be responsible for the sales activities of Company's Service Development, Customer Service and Wholesale Departments.

During recent years Mr Albertsson has been working as Deputy Chief Commercial Officer at the Polish company, Netia Telekom. He will take up his duties at AB Lietuvos Telekomas from 3 November 2003.

According to the new Chief Officer Marketing and Sales, he will improve customer perception of the Company and will make every effort to make Lietuvos Telekomas the preferred telecommunications service provider.

Violeta Ulevičienė,
Head of the Information Unit,
+370 5 236 76 79

KB

Fax

Registration No. 4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 001202942952 5
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+42022243200 5 +42022422948 3
Kopie *cc*			
Datum *Date*	8. 10.2003		
Stran *Pages*	**2 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+42022243200 5

Věc
Subject

Principal shareholders

Dear Sirs,

We are sending you the principal shareholders of Komerční banka, a. s. as of 30. 9. 2003.

Yours Sincerely,

Sylva Floríková
Director of Compliance

KB

THE PRINCIPAL SHAREHOLDERS OF KOMERCNI BANKA, a. s.

as of 30. 9. 2003

SHAREHOLDER	HEAD OFFICE	NUMBER OF SHARES	PROPORTION OF EQUITY
SOCIETE GENERALE S.A.	29 BLD HAUSSMANN, PARIS	22,940,227	60.353%
BANK OF NEW YORK ADR DEPARTMENT	101 Barclay Street, New York	2 073 688	5,456%
OTHER SHAREHOLDERS		12 995 937	34,191%

Registration No. 4154

Komu *Attention*	***Securities and Exchange Commission,*** [illegible]	tel.: fax:	001202942952
Od	KOMERČNÍ BANKA a. s. 114 07 PRAHA 1	tel.:	+42022243200
Kopie *cc*			
Pages	[illegible]		
	Telefonní kontakt pro případ nedošlých stránek	tel.:	[illegible]
Věc *Subject*			

Principal shareholders [illegible]

30. 9. 2003.

Sylva Floríková
Director of Compliance

If this document does not concern you, destroy it promptly, please keep its content confidential and inform the sender [illegible]

SOCIETE GENERALE GROUP
Komerční banka, a.s., se sídlem:
Praha 1, Na Příkopě 33, č. p. 969, PSČ 114 07, Česká republika, IČ: 45317054
ZAPSANÁ V OBCHODNÍM REJSTŘÍKU VEDENÉM MĚSTSKÝM SOUDEM V PRAZE, ODDÍL B, VLOŽKA 1360

Attention — Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549 — fax: 001202942952

In case of missing pages please call

We are sending you the principal shareholders of Komerční banka, a. s. as of

GENERALE